TICKET TO SEE INC.
               2620 Regatta Drive, Suite 102, Las Vegas, NV 89128
                            Telephone 1-888-970-9463
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                                                                    May 10, 2013

Via EDGAR

Mr. Justin Dobbie
Division of Corporation Finance
U.S. Securities and Exchange
Commission Washington, D.C. 20549

Re: Ticket To See Inc.
    Registration Statement on Form S-1
    Filed March 5, 2013
    File No. 333-187049

Dear Mr. Dobbie:

We refer to your letter of March 29, 2013 addressed to the Company with your comments on the Company's Registration Statement on Form S-1 filed March 5, 2013. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise your summary to disclose your status as a shell company.

     Response: For the reasons below, we do not believe that the Registrant is a blank check company. According to the language of Rule 419, a blank check company "is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person..." We have researched the market place and believe that we have provided a detailed business plan including the budget we have developed, a description of our services, our marketing plan and discussions of competition and risk factors associated with our industry. Management continues to move forward while the website is being developed to a point that we are able to process and fulfill online orders. The Company has no plans to merge with another company; we plan to implement our business plan as set forth in the Registration Statement.

2. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

     Response: The financial statements have been updated through the quarter ended March 31, 2013.

3. Please provide a currently dated consent from the independent public accountant in the amendment.

     Response: A currently dated consent from the independent public accountant has been filed with the amendment.

4. We note that your sole officer and director is employed in Ireland. We also note that your principal executive office, which appears to be a virtual office, is in Nevada. Please tell us, with a view towards revised disclosure, how Mr. Buckley will be able to implement your business plan from Ireland and without any physical office space. Please also address whether your business will ever require any physical office space. If so, please disclose where it will be located and how much it will cost.

     Response: We are planning to open an office at a later time, at this time we are able to manage our affairs over the phone and via email.

5. It appears that your graphic is tagged as an S-1, rather than a graphic. Please refile this graphic and properly tag it. Refer to the EDGAR Filer Manual for questions regarding how to file graphics.

     Response: We have removed the graphic as part of the response to your comments so it is no longer included in the S-1.

Outside Front Cover of Prospectus

6. We note your disclosure in the table here that your offering price per share is $0.02. Please revise to reconcile with representations elsewhere that the offering price will be $0.01 per share.

     Response: We have corrected the table to reflect the correct offering price.

7. Please revise the statements herein and elsewhere throughout to clarify that your company only has one director and executive. We note, for example, references to your "officers and directors" as well as the use of plural pronouns.

     Response: We have revised statements throughout to clarify that we have only one officer and director.

Prospectus Summary, page 3

8. You state that "[c]onsumers will have the ability to more easily, reliably, and cost-effectively purchase and print their own tickets using any Internet-connected computer." Please remove the word "more" or tell us how you can substantiate this statement. Also, please revise to characterize the remainder of the statement as your belief.

     Response: We have removed the word "more" and revised to characterize this to be our belief.

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
9. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by
     Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

     Response: There are no written communications as defined in Rule 405 and we do not have any research reports published about us.

10. Please disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation here in the summary and in the liquidity and capital resources section.

     Response: We have disclosed in both the summary and in the liquidity and capital resources section our monthly burn rate and an estimate of the amount of money needed to accomplish the goals in our plan of operation.

Risk Factors, page 4

General

11. Please include appropriate risk factor disclosure regarding Mr. Buckley's lack of experience as the principal executive officer or principal financial officer of a public company.

     Response: We have included a risk factor regarding Mr. Buckley's lack of public company experience.

12. Please include appropriate risk factor disclosure regarding the online nature of your business, with particular attention to cyber-security issues and web server maintenance.

     Response: We have included a risk factor regarding the online nature of our business.

Risks Associated with Our Business, page 4

The ticketing industry is highly competitive, page 6

13. Please clarify what is meant by "competitors may not be able to win business away from competitors," in the heading text.

     Response: We have removed the wording that you asked us to clarify.

Use of Proceeds, page 10

14. We note that $1,000 of the net proceeds is allocated for travel and expenses. Please explain what type of travel is contemplated.

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
     Response: Travel to and from meetings to interview software designers and programmers and potential clients.

Description of Our Business, page 14

General

15. The description of your business plan contemplates a business that will offer a great deal of operational advantages over its potential competitors at a low cost to consumers. Please tell us why you believe these expectations are reasonable given that you have one employee who will be working on your business on a part-time basis with limited financial resources and no apparent experience in the industry. Otherwise, please revise to present what you believe to be reasonable expectations for the development of your business based on your particular circumstances.

     Response: We believe these expectations are reasonable because Ticket To See is an online computer based business, which requires marketing and networking capabilities to accomplish, both skills and back ground our President has. Our president believes he will be able to develop the business plan on the limited time he has because of his excellent time management skills and an educational background in computer and computer related applications that will help expedite the communications and understanding when dealing with programmers and software developers. He has a background and is currently employed in a managerial position that has allowed him to develop strong sales and clients relations skills that will be useful and is one of the key elements in developing the Ticket To See business.

16. Please revise to eliminate non-substantiable statements or other marketing language such as those on page 15 that, "Aidan Buckley, the President of Ticket To See, has the required qualifications to move forward to execute this business plan," and on page 16 that "[t]he purchase will be completed using well established, standardized procedures," and on page 17 that customers will have an "easy, reliable, lowest cost purchasing experience and [tickets] will be in the hands of the purchaser instantly," and statements on page 19 like "powerful system," and "[t]here is virtually no end to the number of potential customers," and those on page 23 that your system is "basic, easily instituted and operated . . . [and will] become the preferred system in the future for customers and consumers," will use "state of the art internet technology," and will be "100% reliable" and a "price leader." The statements referenced above are merely examples. Please revise throughout the prospectus accordingly.

     Response: We have removed non-substantiable statements and other marketing language.

17. Please revise this section to state as a belief actions that may occur in the future. For example, please revise the bullet list, "Advantages of Ticket to See Online Ticketing Platform," and subsequent discussion to indicate these are only anticipated advantages. Please also explain why the items you list are perceived advantages given than many established online ticket sellers appear to offer the same features. Please also make it clear that your services are anticipatory at this stage, and that there is no guarantee they will ever come to fruition.

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
     Response: We have revised the section to state as a belief actions that may occur in the future. We have also made it clear that our services are anticipatory and that there is no guarantee they will ever come to fruition.

18. You state that traditional online services charge "high fees" to consumers but that you will offer a "low fee structure." Please substantiate these statements by quantifying your fee structure as compared to that of the traditional online services.

     Response: We have quantified our fee structure.

19. We note that you reference research on page 15. Please revise to identify the sources of this research. If they represent the beliefs of management, please revise to disclose that they are beliefs and the basis for such beliefs.

     Response: We have revised the disclosure to clarify management came to these conclusions bases on their investigation of the market.

20. Please revise the second full paragraph on page 15 to clarify what is meant by "[r]esearch indicates that . . . the growing online market, combined with non-uniform, fragmented audiences is creating an increasing role for `SEARCH.'"

     Response: We have clarified the sentence.

21. We note your statement on page 15 that you plan to develop "lists of potential clients, critical marketing materials, and direct marketing strategies." Please provide an explanation of how this will be done. Please also identify what experience or industry contacts Mr. Buckley has that will allow you to acquire clients and execute your business plan.

     Response: We have provided an explanation of our marketing efforts and identified how Mr. Buckley plans on executing the plan.

22. Please refer to the bullet points following your discussion of phase III. Please provide the basis for the statements in these bullet points about the perceived market opportunity. Please also revise to eliminate statements that appear to disparage your competitors.

     Response: We have removed the bullet points.

Distribution Methods of Products or Services, page 16

23. Please remove the first two paragraphs under this heading on page 16, as they appear to repeat information presented on page 14.

     Response: We have removed the first two paragraphs.

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
24. Please revise the graphic referenced on page 17 to remove example advertisements and performers, as it does not appear you have any advertising agreements with these parties nor does it appear you have engaged in the selling of any tickets.

     Response: We have removed the graphic.

25. Please provide a basis for the statement in the second paragraph on page 17 that "[t]he system can be up and running (i.e. selling tickets) in as little as 48 hours."

     Response: We have removed the sentence.

26. Please describe the nature and terms of the agreements you anticipate having with your clients. Please discuss, for example, whether you will have long-term or short-term agreements and any other material terms, including any compensation arrangements.

     Response: We have added a short description of the anticipated client agreements.

Pricing, page 19

27. Please disclose that you currently have no agreements with PayPal, major credit card and debit card companies.

     Response: We have disclosed there are no agreements with Paypal or credit or debit card companies.

Overview of the Online Ticketing Industry, page 20

28. This section relies on industry statistics and research that is several years old, with the most recent being from 2006. Please provide a brief summary indicating why this data was used, and update it if possible.

     Response: We have removed many of the older statistics and research and included more recent market research.

29. We note that the second to last paragraph on page 21 states, "[r]egardless of which figure one settles on, clearly the total event ticketing (primary) market is probably between $10-$20 billion." Please revise to indicate that this is an estimate, and include the source of or basis for this information. Please also explain why you believe this market data is material to an understanding of your business which has not yet entered the online ticket seller industry.

     Response: We have removed the second to the last paragraph.

30. Please remove the last paragraph on page 21 or explain why you believe the references to Ticketmaster and the TicketNews rating system are relevant to an understanding of your business.

     Response: We have removed the last paragraph.

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
Competition, Competitive Position in the Industry and Methods of Competition, page 22

31. Please revise to include disclosure regarding any barriers to entry into the industry.

     Response: We have stated that Management does not feel that there are any barriers to entry for the company into the industry.

32. Please reconcile the statement, "[a]s a `primary' seller of tickets, Ticket To See does not compete with ticket brokers or ebay" with the risk factor on page 6 that "[w]e will also face competition in the resale of tickets from online auction websites and resale marketplaces . . . ." Additionally, please note that your company is neither a seller of tickets nor in competition with anyone at the moment.

     Response: We have removed the statement.

33. Please revise the statement on page 24 referencing your "partner sites" to disclose that you currently do not have any partner sites.

     Response: We have revised to disclose we have no partner sites.

Dependence on One or a Few Major Customers, page 24

34.  Please revise to state that you currently do not have any customers.

     Response: We have stated we currently have no customers.

Number of Total Employees and Number of Full Time Employees, page 25

35. Please revise to disclose approximately how many hours per week Mr. Buckley will devote to your company.

     Response: We have disclosed Mr. Buckley devotes approximately 25 hours a week to company matters.

36. You state that once the offering is complete, you will hire additional staff. Given your limited financial resources, please disclose the source of funds that will be used to pay your staff. Please also disclose how many additional staff members you think you will need in order to execute your business plan and where they will work.

     Response: We have revised to disclose that we will hire additional staff if we generate enough revenue to support the expense and the number of additional staff will depend upon our growth.

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
Description of Property, page 25

37. We note that you currently do not own any property. We also note that Note 6 to your financial statements, page F-9, states that you do not currently have any lease agreements. Please disclose how your offices are held. It appears as though you may be renting a "virtual" office. If this is the case, please disclose that fact as well as how much you pay per month.

     Response: We have disclosed the current office arrangements.

Management's Discussion and Analysis or Plan of Operation, page 27

General

38. We note that it appears you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. Please include disclosure in your critical accounting policy disclosures explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies, and that your financial statements may not be comparable to companies that comply with public company effective dates.

     Response: We have included disclosure in our critical accounting policy disclosures explaining the JOBS Act transition period election.

Plan of Operation, page 27

39. Please revise to provide additional details regarding the timelines and cost estimates for each phase of your business plan for the first 12 months. For example, for each phase, please identify the specific areas in which you intend to spend your funds and how much you anticipate spending on each. Such discussions should reconcile with your use of proceeds disclosure on page 10. Please also present an estimate of the total funds you will need to implement your business plan through the first 12 months, including not only the costs of developing your business, but the costs of being a public company, having office space, hiring employees and any other expenses you will incur. If the acquisition of additional funds is contemplated during your first year, please estimate how much you will need and what sources of funding you will look to. Please also provide timeline information through at least the first 12 months of operation, quantifying how long you expect each phase of development to last.

     Response: We have revised the Plan of Operation section to provide details regarding timelines and cost estimates for each phase of our business plan for the first 12 months.

40. Please revise the discussion of the second phase on page 28 to further explain the implementation of your business plan.

     Response: We have revised the discussion of the second phase to further explain the implementation of our business plan.

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
Marketing, page 28

41. This section appears to duplicate information presented on pages 23-24. Please delete or explain why you have included it twice.

     Response: We have removed the section.

Directors, Executive Officers, Promoters and Control Persons, page 31

42. We note that your Articles of Incorporation lists "Catherine Murphy" as a Director/Trustee, yet there is no mention of her in the prospectus. Please revise to disclose Ms. Murphy's role with your company or explain why she is not mentioned in the prospectus.

     Response: Catherine Murphy was elected as a Director of the Company at the time of inception (June 2012) but due to other responsibilities she resigned as Director on October 1, 2012. During the time Ms. Murphy served on the Board of Directors the company had no significant operations.

Executive Biography, page 32

43. Please disclose whether Mr. Buckley's employment at Foodequip Technology is full-time or part-time and the approximate number of hours per week he spends at that job.

     Response: We have disclosed Mr. Buckley's position is full-time (48 hours per week).

Executive Compensation, page 32

44. Please include disclosure regarding how much you plan on paying Mr. Buckley if you decide to pay him a salary.

     Response: We have disclosed the compensation if revenues support the expense.

Undertakings, page II-3

45.  Please include the undertaking required by Item 512(a)(6) of Regulation
     S-K.

     Response: We have included the undertaking required by Item 512(a)(6) of Regulation S-K.

Exhibit 5.1

46. Please revise the last sentence of the second paragraph of the opinion to state that you have assumed the truth, accuracy and completeness of all such documents for factual matters only.

     Response: The attorney has revised his opinion as requested. The revised legal opinion is filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-1.


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
47. Please refer to the last sentence of the fourth paragraph of the opinion. It is inappropriate for counsel to exclude or "carve out" the law of the relevant jurisdiction or indicate that he or she is not qualified to opine on that law. Please revise accordingly. Refer to Staff Legal Bulletin No. 19 (CF) for additional guidance on legality opinions.

     Response: The attorney has revised his opinion as requested. The revised legal opinion is filed as Exhibit 5.1 to Amendment No. 1 to the Registration Statement on Form S-1.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated March 29, 2013. However, we will provide further information upon request.

Sincerely,


/s/ Aidan Buckley
-----------------------------
Aidan Buckley
President & Director

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